Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 13, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.fastcompany.com on November 12, 2009.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

FastCompany.com

Article location:http://www.fastcompany.com/blog/lydia-dishman/all-your-business/brother-can-you-spare-100

November 11, 2009

Tags: Innovation, peer-to-peer lending, financial services, microloans

Peer-to-Peer Lending Explained: Brother, Can You Spare $100?

By Lydia Dishman

Where do you go when you need a small loan but don't think you'll qualify for one from a bank or credit institution? You could ask your family, but doing so may ding your relationship worse than an application would ding your credit score. Or you could appeal to a stranger--and become one of a growing number of borrowers that are turning to loans provided by peer-to-peer lending institutions.

Spurred by the growth of technology that easily connects two strangers with shared interests, peer-to-peer lending is a rapidly growing sector of the financial industry that is predicted to top $5.8 billion as of 2010, according to a study by the research firm Celent. And when you consider the lingering economic slump and growing unemployment coupled with rising interest rates on credit cards and tougher requirements to qualify for bank loans, it's no wonder that personal lending networks are becoming a viable alternative. It's also a wise bet for investors: independent research by Javelin Strategy found that Lending Club offered a 9.05% return [1] last year, beating out T-bills, CDs, S&P 500 and NASDAQ.

But the peer-to-peer lending landscape is changing just as fast as it's growing. Fiserv, a global financial services technology provider, introduced a service to allow personal loans or payments to be made securely through a bank or credit union using an email address or mobile phone number. PayMate takes it a step further, allowing the "un-banked" to lend or borrow through its own bank channel partners. Then there are non-profit vendors such as Kiva, the global granddaddy of person-to-person micro-lending, which came under scrutiny this week after a New York Times article suggested [2] that altruistic lenders may not be giving directly to the borrower of their choice.

Confused yet? Fast Company to the rescue. We've compiled a short list of the major peer-to-peer lending players to show you how it all works.

For Profit

Lending Club

Who They Are: Lending Club [3] is the world leader in peer-to-peer lending, with $6.3M in new loans in the month of October 2009, according to Renaud Laplanche, co-founder and CEO.

How it Works: Borrowers apply online for free and those with good credit get quick approval and funding for a lower-cost loan in as little as two weeks. Investors can either select individual recipients, or use the "portfolio builder" to select all loans that meet specific criteria. Even in the latter case, each individual loan included in the portfolio is displayed to the investor before confirming the order.

Who Gets the Money: "There is never a circumstance in which the lender/investor is providing funds to a borrower they did not select," says Laplanche.

How They Make Money: Lending Club collects origination fees from the borrowers upon closing the loan, and servicing fees from investors over the life of each investment.

What Investors Say: Chris Olguin who is semi-retired, uses Lending Club as a way to supplement his income. "Even though I like the idea of helping people with these loans and sometimes I might extend a loan to a person more based on personal feelings, my main purpose is to make money. Lending Club only approves people with good scores and has a good collection system but that doesn't mean that there will not some people that can't or won't pay, so there will be defaults, but I think the defaults are kept and a reasonable level and I can plan for them, just like I would plan for another kind of risk in any investment."

Is There an App for that? Laplanche says they have plans to make the service available via mobile phone and an iPhone application next year.

Prosper

Who They Are: Prosper Loans Marketplace [4] is America's largest peer-to-peer lending marketplace, making over $183 million in loans since it launched in 2006, according to the company's data.

How it Works: Borrowers with good credit post their loan requirements while investors select who to loan to based on the borrower's credit history. Investors can bid interest rates on loans down in Prosper's auction process, allowing the borrower to pay less interest than on a traditional bank loan or credit card.

Who Gets the Money: Prosper lenders' bids / funds are always directed to the borrower listings they (the lender) select, says Tiffany Fox, Prosper's communications director.

How They Make Money: Revenue is fee-based, with borrowers paying a closing fee for the loan, as well as charges for late or failed payment. Investors pay a 1% annual servicing fee.

What Investors Say: "I target loans that are more 'altruistic' in nature, like schools and medical needs that were asking for low amounts," says Scott Stadum of Idealist.org, who has invested in Lending Club and Kiva in addition to Prosper. Although it was easy for him to start a lending group for returned Peace Corps volunteers on Prosper, Stadum says the Peace Corps places so many restrictions on the use of their name, he eventually shut it down. "I don't make much from interest, but I continue to invest regardless," he says.

Is there an app for that? Fox has no specifics to announce yet. "Mobile is in our development pipeline," she says.

Nonprofit

Kiva

Who They Are: Kiva [5] says they are the world's first person-to-person micro-lending Web site, whose mission is "to connect people through lending for the sake of alleviating poverty."

How it Works: Individuals can browse entrepreneurs' profiles on Kiva, choose someone to lend to, and then make a loan. Their Web site says that throughout the course of the loan (usually 6-12 months), lenders can receive email journal updates and track repayments. When the loan is repaid, lenders may choose another recipient.

Who Gets the Money: Though Kiva says it tries to maintain transparency throughout the lending process, David Roodman, a research fellow at the Center for Global Development wrote in his blog [6]that less that 5% of Kiva loans are disbursed after they are listed and funded on their site because they are covered by intermediating microlenders--Kiva calls them "field partners." He believes this is okay because, as Roodman told Fast Company, the lender's money will likely be going to someone else with a reasonably similar profile. As such, Roodman says, "Almost everyone involved benefits."

How They Make Money: They don't, until a loan is paid off ant the lender chooses to turn it into a donation. Still, Kiva is officially a 501c3 nonprofit entity and cautions, "Lending to the working poor through Kiva involves risk of principal loss. Kiva does not guarantee repayment nor do we offer a financial return on your loan."

What Lenders Say: Sue Russell, a self-professed skeptical journalist, says, "I selected people and projects carefully via their posted profiles and biographic details, with an admitted bias towards helping women business owners." However, after reading Roodman's take, she feels misled. "Why sit and pore over profiles of people and their families if their loans are already a done deal? That's a waste of my time." She's not totally giving up on them though. "I definitely intend to watch for further responses and assurances from Kiva's CEO."

Is There an App for That? There are several [7]. Some will track the progress of the loan, others let you browse profiles of borrowers, drop a widget on your blog, etc.

For-Profit Facilitators

Fiserv

Who They Are: Fiserv [8] is global provider of information management and electronic commerce systems for the financial services industry.

How it Works: Fiserv's new service will be made available to the more than 3,100 financial institutions in the Fiserv online payment network in the first half of 2010. Steve Shaw, director of Strategic Marketing, Electronic Banking Services explains: "Individuals will be able to send money to others or receive money through their existing online banking account, using an e-mail address or mobile phone number."

Who Gets the Money: Shaw says consumers will be able to send money to anyone they know, "Whether it is to repay a friend for dinner, contribute to a fundraiser, pay team dues, or pay the babysitter. Payments will be deposited directly into the recipient's account and confirmation of payment will be sent to the recipient's e-mail address or mobile number."

How They Make Money: Fiserv will charge financial institutions that offer the service a per-transaction fee.

What Lenders Say: The service isn't available yet, but Shaw notes, "Consumers will be able to use the personal payments service from Fiserv through their participating financial institution, eliminating the need to share account information with a third party payments service and resulting in both improved security and greater convenience."

PayMate

Who They Are: Headquartered in Mumbai, with additional offices in San Jose, California, PayMate is a mobile commerce services company that allows users to send and receive money via mobile phone, pay for retail purchases, monthly utility bills, flight and movie tickets and more. Their services are available throughout AsiaPacific, the Middle East, North and South America, Europe and Africa.

How It Works: With PayMate's Green Money Transfer Program [9], Dhruv Singh, vice president of International Business, says the unbanked and underbanked can use PayMate to send and receive money. "To our knowledge Fiserv's Personal Payment Service requires that the customers operate on their pre-existing financial institution's digital channel. An individual does not need to have a bank account to use PayMate, as the service has its own bank channel partners," says Singh.

Who Gets the Money: There are no restrictions. "As long as standard 'know your customer' validation can be provided and authorized, anyone can use PayMate's Green Money Transfer program," he says.

How They Make Money: The sender is charged a 5% fee. Singh points out that the fee is then divided between the sending agent, receiving agent, the telecommunications network, the bank, and PayMate.

What Lenders Say: Too early to tell. The program was just announced on November 5.

Links:

[1] https://www.lendingclub.com/pages/info/press/doc/javelin.pdf

[2] http://www.nytimes.com/2009/11/09/business/global/09kiva.html

[3] http://www.lendingclub.com/home.action

[4] http://www.prosper.com/

[5] http://www.kiva.org/

[6] http://blogs.cgdev.org/open_book/2009/10/kiva-is-not-quite-what-it-seems.php

[7] http://blog.build.kiva.org/category/apps/

[8] http://www.fiserv.com/default.htm

[9] http://www.paymate.co.in/green/